UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GEORGIA EXPLORATION, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada (State or other jurisdiction of incorporation)	000-52309 (Commission File Number)	98-0489324 (IRS Employer Identification No.)
1776 Ocean Park Road, Surrey, British Columbia, Canada, V4A 3L9 (Address of principal executive offices)
(604) 603-7787 (Registrant's telephone number, including area code)

GEORGIA EXPLORATION, INC.
1776 Ocean Park Road, Surrey, British Columbia, Canada, V4A 3L9

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHANGE OF CONTROL

This Information Statement is being mailed on or about December 29, 2006 to the holders of record at the close of business on December 27, 2006 (the "Record Date") of common stock, par value $0.001 per share ("Common Stock"), of Georgia Exploration Inc., a Nevada corporation ("Georgia", “we” or the "Company"), in connection with the change of control and composition of the board of directors of the Company (the "Board of Directors") as contemplated by the agreement and plan of merger (the "Merger Agreement") entered into on November 21, 2006 by the Company, GEX Acquisition Corp., a wholly owned subsidiary of the Company incorporated in the State of Delaware (“GEX”), Wharton Resources Corp., a Delaware corporation ("Wharton"), and the holders of shares of capital stock of  Wharton named therein (the "Wharton Stockholders").  Pursuant to the terms of the Merger Agreement, on closing, Wharton will merge with and into GEX, with GEX being the surviving corporation (the “Merger”).

 This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security holders.

A copy of the Merger Agreement was filed with the Securities and Exchange Commission (the "SEC") as an exhibit to a Current Report on Form 8-K of the Company on November 29, 2006.

Pursuant to the terms of the Merger Agreement, each Wharton Stockholder will receive 25,000 shares of common stock of Georgia for every 1 share of common stock of Wharton held prior to the merger. As a result of the Merger, Wharton will become a subsidiary of Georgia and a change of control of Georgia will occur as the former Wharton Stockholders will acquire approximately 71.4% of the issued and outstanding shares of common stock of Georgia.  After completion of the Merger, and following the cancellation of 15,645,000 shares by a founding shareholder, the Company will have 42,000,000 shares of common stock issued and outstanding.  Holders of common stock are entitled to one vote per share on all matters for which the security holders are entitled to vote.

On December 28, 2006, Sokhie Puar resigned as President, Corporate Secretary, and Treasurer of the Company.  On the same day,  Bassam Nastat replaced Mr. Puar as President, Donald L. Sytsma replaced Mr. Puar as Corporate Secretary and Treasurer and consented to act as the Company’s Chief Financial Officer,  and W. Milton Cox consented to act as the Company’s Chief Executive Officer and Chairman (the “Chairman”) of the Company’s board of directors (the “Board”).

In connection with the Merger and the resulting change in control, Messrs. Puar and Singh will resign as directors on or about January 8, 2007 and Messrs. Cox, Nastat, and Sytsma will be appointed to the Board.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock anticipated upon completion of the Merger by (i) each person who, to the Company's knowledge, beneficially owns more than 5% of the shares of the Company's common stock; (ii) each of the directors and executive officers of the Company; and (iii) all of the Company's executive officers and directors as a group.

Title of Class	Number and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[3]	Percent of Class
Common Stock	Sokhie Puar[1]	0	0%
Common Stock	Bijay Singh[1]	0	0%
Common Stock	W. Milton Cox[2]	15,000,000	35.0%
Common Stock	Bassam Nastat[2]	7,500,000	17.8%
Common Stock	Donald L. Sytsma[2]	7,500,000	17.8%
Common Stock	All Executive Officers and Directors as a Group	30,000,000	71.4%

(1)

The address for these beneficial owners is c/o Georgia Exploration, Inc. 1776 Ocean Park Road, Surrey, British Columbia, Canada, V4A 3L9. Sokhie Puar and Bijay Singh are currently directors of the Company and will be resigning as directors on or about January 8, 2006.

(2)

The address for these beneficial owners is c/o Georgia Exploration, Inc. 1776 Ocean Park Road, Surrey, British Columbia, Canada, V4A 3L9.  Bassam Nastat is President of the Company and  Donald L. Sytsma is Corporate Secretary, Treasurer, and Chief Financial Officer of the Company, and W. Milton Cox is the Company’s Chief Executive Officer and Chairman.  Currently, W. Milton Cox, Bassam Nastat and Donald L. Sytsma are proposed directors and will become directors on or about January 8, 2007.

(3)

Beneficial ownership is calculated based on 42,000,000 shares of common stock issued and outstanding as of December 29, 2006 assuming completion of the Merger on such date. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person's name, subject to community property laws, where applicable.  If Messrs. Cox, Nastat and Sytsma were included in such calculation and Messrs. Puar and Singh excluded, the directors and executive officers as a group would beneficially own 30,000,000 shares, which would represent 71.4% of all shares outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

The Company's Board of Directors consists of Sokhie Puar and Bijay Singh. The names, ages, positions and business experience of such persons is set forth in Item 5.02 of the Company's Current Report under Form 8-K filed with the Securities and Exchange commission on October 20, 2006, which is incorporated herein by reference.  On or about January 8, 2007 , Mr. Puar and Mr. Singh will resign as a directors and W. Milton Cox, Bassam Nastat and Donald Sytsma will be appointed to serve on the Board in their place until the next annual meeting and their successors are duly elected and qualified, or their earlier death, resignation or removal.

In addition, on December 29, 2006, Sokhie Puar resigned as President, Corporate Secretary, and Treasurer of the Company.  On the same day,  Bassam Nastat replaced Mr. Puar as President, Donald L. Sytsma replaced Mr. Puar as Corporate Secretary and Treasurer and consented to act as the Company’s Chief Financial Officer,  and W. Milton Cox consented to act as the Company’s Chief Executive Officer and Chairman.

Name	Age	Position and Business Experience
W. Milton Cox	59

Mr. Cox is currently Chairman and CEO of Wharton. Since 1982, Mr. Cox has been the President and CEO of CodeAmerica Investments LLC (“CodeAmerica”), which has various interests in mining and oil & gas production. Mr. Cox has 25 years of experience in resource investment management as well as international business experience in oil and gas and mining.  From October, 2003 to February 2006, Mr. Cox served as Chairman of Altus Explorations, Inc., an oil and gas company quoted on the OTCBB, and was its President and CEO from October, 2003 through to June, 2005.

Donald L. Sytsma	49

Mr. Sytsma is a Director of Wharton and serves as CFO and Treasurer. Since April, 2003, Mr. Sytsma has been an officer and a director of DLS Energy Associates, LLC, an independent consulting company. From November 2003 to June, 2005 Mr. Sytsma was CFO of Altus Explorations, Inc.  From November 2003 through February 2006 Mr. Sytsma was a director of Altus.  Mr. Sytsma is a former Executive Committee member of the North American Energy Standards Board, and has chaired multiple industry subcommittees developing standards for the U.S. energy markets.

Bassam “Sam” Nastat	38

Mr. Nastat is a Director of Wharton and serves as President.  Since May 1994, Mr. Nastat has been the Vice President of Project Development and Finance for CodeAmerica Investments LLC, developing financing strategies to take advantage of exploration opportunities in Texas, Wyoming and Alaska.  From  November, 2003 to February 2006 Mr. Nastat was a director of Altus Explorations, Inc., which is a publicly traded oil and gas company and served as President of Altus from June 2005 to February 2006.

There are no family relationships among the Company’s officers or current or proposed future directors of the Board.

LEGAL PROCEEDINGS

 None of the directors or executive officers of the Company is a party to or has a material interest in any material proceeding in which they were adverse to the Company or any of its subsidiaries. None of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the U.S. Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CORPORATE GOVERNANCE

Director Independence

None of the directors to be appointed following completion of the Merger will be an “independent director”, as that term is used by rules of the New York Stock Exchange.

Board Meetings, annual meeting attendance

During the last fiscal year, no meetings of the Board were held.  The Company has not held an annual meeting as at the date of this Information Statement.

Audit Committee; Other Board Committees

The Company does not presently have any committees of the Board.

The functions of the Company’s audit committee are presently administered by the entire Board.  No audit committee charter has been adopted.  The Board expects to appoint a new audit committee and to adopt a charter for the audit committee as the Company’s operations warrant.

The Board does not have a nominating committee or compensation committee because the Board has determined that the entire Board can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating and compensating nominees for director, including candidates who may be referred by the Company's stockholders.  Stockholders who desire to recommend candidates for evaluation may do so by contacting the Company in writing, identifying the candidate and providing background information.  Candidates may also come to the attention of the Board through current directors, professional search firms and other persons.  In evaluating potential candidates and determining compensation, the Board takes into account a number of factors, including, among others, independence from management; whether the candidate has relevant business experience judgment, skill, integrity and reputation; existing commitments to other businesses; corporate governance background; financial and accounting background; and the current size and composition of the Board relative to the number and complexity of matters to be considered in any given year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as noted below and with respect to the transactions contemplated by the Merger, none of the Company's directors or officers, any of the incoming directors or executive officers, any person who beneficially owns, directly or indirectly, shares of common stock carrying more than 5% of the voting rights attached to the Company's outstanding shares, any of the Company's promoters or any members of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company's directors, officers or incoming directors or executive officers is indebted to the Company.

From February 21, 2006 to December 29, 2006, the Company paid a total of $20,527 in consulting fees.  Of the total, Bijay Singh, a director of the Company,  received $10,000.  Sokhie Puar, a director and former President, Corporate Secretary, and Treasurer of the Company, received $10,527.

In connection with its ongoing oil and gas activities, Wharton has had the following transactions with directors and officers of Wharton who are the incoming directors and executive officers of the Company.

Oakcrest Prospect, Wharton County, Texas

On October 16, 2006, Wharton acquired from CodeAmerica, a company controlled by Milton Cox, Wharton’s Chairman and CEO, its oil and gas lease interests held in Wharton County, Texas in exchange for 200 shares of common stock of Wharton.

Mound Branch Prospect, Elk County, Kansas

On September 1, 2006, Wharton entered into the Mound Branch Prospect Development Agreement (“Development Agreement”) with Orbit Energy, LLC (“Orbit”) associated with a reserve and infrastructure development program of existing and after acquired oil and gas lease acreage and eight (8) existing wells that are shut-in pending the construction of and interconnection with a gathering system, which will be able to deliver natural gas production into a downstream interstate pipeline that serves the Wichita and Kansas City natural gas markets (“Area of Mutual Interest” or “AMI”).  Milton Cox, Wharton’s Chairman and CEO, and Bassam Nastat, a Director and President of Wharton, through their affiliates each hold 50% interests in Orbit.

Orbit holds approximately 8,800 acres in the AMI. The Development Agreement provides for Wharton to pay $100,000 to Orbit for additional testing and evaluations of the AMI, which Orbit must complete within 90-days.  Under the Agreement, Wharton has exclusive rights to the AMI for 150-days, and Orbit may not initiate, solicit or consider any other offers associated with the AMI or its associated tangible and intangible assets.  Wharton and Orbit have agreed to use their best efforts to develop a definitive purchase and sale agreement for the AMI.  The $100,000 is to be applied to the definitive purchase and sale price.

The Development Agreement also provides that if Wharton and Orbit cannot mutually agree on a fair value for the purchase and sale transaction, that they agree to engage an independent third party to make a fair market value appraisal of the assets subject to the purchase and sale, and that both parties will agree to use the third party appraisal for a transaction.  Pursuant to the 1st Amendment to the Development Agreement executed November 13, 2006 and effective September 1, 2006, Wharton assumed responsibility for any lease renewal, minimum royalty, and other associated costs of drilling and testing the wells, or other similar payment obligation(s) associated with or arising from any lease acreage covered by the AMI.  Any amounts paid by Wharton in connection with the Amendment are to be applied against a purchase and sale price to be negotiated under a definitive purchase agreement.

Baxter Bledsoe Prospect, Clay County, Kentucky

On February 1, 2006, Wharton entered into an agreement to acquire the Baxter Bledsoe Prospect oil and gas lease acreage totalling approximately 2,200 acres in Clay County, Kentucky from CodeAmerica .  This purchase will be consummated upon Wharton’s payment of the total purchase price of $330,000, at which time CodeAmerica will assign the lease interests to Wharton.   Wharton has paid a deposit of $15,000 under the terms of this agreement.  This deposit will be applied to the total purchase price.  Upon payment by Wharton of the purchase price, less the deposit made, CodeAmerica will execute and deliver to Wharton an assignment of the oil and gas lease acreage in Clay County, Kentucky.

Bell Prospect, Bell County, Kentucky

Effective October 1, 2006, Wharton entered into an agreement with CodeAmerica to acquire its oil and gas lease interests with acreage totaling approximately 3,400  in Bell County, Kentucky, for a purchase price of $255,000 plus reimbursement for $59,475 for land and legal services incurred by CodeAmerica in connection with the lease acreage.  On October 28, 2006, Wharton made a payment to CodeAmerica totaling $144,475 to pay 1/3rd of the purchase price plus to reimburse CodeAmerica for the referenced services.  On the same date, CodeAmerica executed and delivered to Wharton an assignment of the 3,400 lease acres under the oil and gas leases held by CodeAmerica in Bell County, Kentucky.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's shares of common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors and greater than ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended March 31, 2006, the Company has determined that no required filings were missed pursuant Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

For the fiscal year ended March 31, 2006, no compensation was paid to our executive officers.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEORGIA EXPLORATION, INC.

(Registrant)

By:

 /s/ Bassam Nastat

Name: Bassam Nastat

Title:  President

Dated: December 29,  2006